

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Tim Hunt
Executive Chairman and Director
Hunt Mining Corp.
1611 Molter Ste. 201
Liberty Lake, WA 99019

> **Re:** **Hunt Mining Corp.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 30, 2012**
> **File No. 333-182072**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company. In addition, revise your prospectus elsewhere to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please confirm that you have included all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

3.   We note the statement on your prospectus cover page that effectiveness of your registration statement will allow Hunt Mining to establish a trading market for its common stock so that shares distributed to HuntMountain shareholders will be tradeable. With a view to greater disclosure, please provide us with additional details regarding the relationship between HuntMountain Resources Ltd., Hunt Mining Corp. and the shareholders of HuntMountain Resources Ltd and describe the circumstances under which the HuntMountain Resources shares were received. To help us understand your spin-off transaction further, please revise to provide the following information:

- the business purpose of this spin-off;

- the current operations of HuntMountain Resources, including the nature and extent of its operations besides its Hunt Mining operations;

- the number of shares and amount of time such shares were held by HuntMountain Resources; and

- the number of shareholders that will receive spun-off shares.

We may have further comments.

4.   Please provide the information required by Items 2.B, 9 and 10 of Form 20-F with respect to your offering. In providing the information required by Item 10.E, please consider whether an opinion of counsel as to the material federal income tax consequences of your transaction is required pursuant to Item 601(b)(8) of Regulation S-K. To this extent, we note your disclosure on the prospectus cover page and elsewhere which states that HuntMountain Resources Ltd. shareholders will qualify for non-recognition of gain after the distribution. Please refer to Staff Legal Bulletin No. 19 for guidance.

5.   Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

- "Mine mouth royalties are the least regressive type of royalty since they allow for the deduction of mineral processing charges." page 26;

- "While marine fishing continues to be an important industry in the coastal areas and tourism is increasing, the economy of the region is now based largely on petroleum and natural gas, and increasingly on gold and silver mining." page 30;

- Manpower is available in the larger communities to serve most exploration or mining operations," page 27;

- "Unlike most other places in South America, Patagonia received almost no attention from the 16th and 17th century gold-seekers from Europe," page 27;

- "It has since become recognized as a modern-day exploration frontier and an important emerging precious metals province," page 28;

- "The Deseado Massif is now one of the most important mining regions in Argentina and hosts four active mines…," page 30; and

- "The richest mineralization commonly occurs in dilatational zones caused by structural irregularities along or down the vein," page 33;

6. We note that your prospectus disclosure makes use of many industry-specific terms. Please consider including a glossary which defines industry-specific terms in a way that investors who are unfamiliar with the mining industry can understand. Otherwise provide an explanation of each industry-specific term the first time such term is used. For example purposes only, we call your attention to the following terms:

- Exploration stage, page 7;

- Gold Equivalent Ounces, page 19;

- Measured Resources, page 19;

- Cutoff Au Eq g/t, page 19;

- Indicated Resources, page 20;

- Inferred Resources, page 20;

- Epithermal systems, page 20;

- Base map, page 21;

- Staked grid, page 21;

- Mine-mouth royalty, page 24;

- UTM, page 24

- WGS84 ellipsoid, page 24;

- Doré bullion, page 24;

- Manifestations of Discovery, page 25;

- Pertenencias, page 25;

- IP-resistivity, page 28;

- Massifs, page 28; and

- Hydrothermal breccias, page 30.

Calculation of Registration Fee

7.   We note your proposed maximum offering price of $0.10 per unit. Please tell us the provision of Rule 457 upon which you relied for the calculation of your registration fee and why that provision applies to your registration.

Prospectus Cover Page

8.   Please state the title and amount of securities being offered. See Item 501(a)(2) of Regulation S-K.

9.   We note that you have stated that there is no current trading market in the United States for Hunt Mining common stock. Please revise to state whether there is currently any public market for your securities, and if so, identify the market.

Prospectus Summary, page 6

10.   We note your disclosure here that all financial information has been prepared in accordance with generally accepted accounting principles in Canada. Considering all your financial information presented here has been retroactively adjusted to be presented in accordance with IFRS, please revise to remove the reference here to "generally accepted accounting principles in Canada"

Company Information, page 6

11.   We note that prior to December 23, 2009, you were a "Capital Pool Company." Please revise to explain the definition of a Capital Pool Company. Please also define "Qualifying Transaction" the first time such term is used.

Risk Factors, page 8

12.   Please substantially revise your risk factor subheadings to concisely state the specific material risk that each risk factor presents to your company or investors in the offering. Your subheadings should be revised so that they adequately describe the specific risk being addressed.

13.   We note that your registered certified public accountant has expressed substantial doubt about your ability to continue as a going concern. Please add a risk factor which calls attention to your going concern opinion and place it at the beginning of your risk factors.

14.   Since Mr. Hunt is the controlling shareholder of HuntMountain Resources Ltd., and HuntMountain controls roughly 41% of your securities. Please add a risk factor which describes the extent to which Mr. Hunt may exercise significant control over your business activities.

15.   In a separate risk factor, please disclose the delinquent reporting history of HuntMountain Resources and disclose the control persons and management of HuntMountain who are also control persons and management of Hunt Mining. Please disclose the risks relating to failure of a registrant to meet its reporting obligations under the 1934 Act and disclose the risk associated with the ownership of shares of Hunt Mining.

Specialized Skill and Knowledge, page 10

16.   We note your statement within this risk factor that you have been able to engage and retain qualified professional capable of providing all required services in Argentina and the United States. Please revise to delete the mitigating language from this risk factor. You may address these factors in another location in your prospectus. Also, please revise this risk factor to discuss the various consequences should you be unable to find qualified professionals in the future.

Conflicts of Interest, page 11

17.   Please revise this risk factor to further explain the potential conflicts of interest that may arise among your directors and officers. For example, please explain whether your directors and officers are required to first offer the company corporate opportunities or whether these directors and officers may pursue such opportunities independently of the company. Please provide details of any specific conflicts of interests, including the identities of any conflicted entities as well as the business activities of those entities, where appropriate, elsewhere in your filing.

Limitations on the Transfer of Cash or other Assets, page 12

18.   We note your disclosure on page 44 that, in the normal course of business, 30% of all funds transferred by wire to CCSA from the Company are withheld by the Government of Argentina unless they are applied to a capital increase. Since your operations take place primarily in Argentina, please expand your disclosure under this risk factor to discuss the specific restrictions on transferring funds into and out of Argentina.

Offer Statistics and Expected Timetable, page 13

19.   We note your statement on page 13 that your estimated initial public offering price $0.20 per share or at the market, should the shares begin trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc. Given that you are registering the distribution of your shares to shareholders of HuntMountain Resources, please remove any reference to your IPO pricing and potential use of proceeds from the registration statement.

Forward Looking Statement, page 17

20.   Please remove the reference to the United States Private Securities Litigation Reform Act of 1995 in this section. The parts of that Act pertaining to forward looking statements do not apply to an issuer that is not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934.

Three Year History, page 18

21.   To the extent such information would be material to investors, please revise this section to provide the information required by Item 4.B of Form 20-F with respect to Hunt Gold USA LLC and 1494716 Alberta Ltd.

22.   We note the disclosure at the bottom of page 18 that the acquisition of CCSA was an arm's length transaction. We also note the disclosure on page 19 that HuntMountain Resources and Hunt Mountain Investments were CCSA's shareholders before the Qualifying Transaction. Please add disclosure on page 18 and elsewhere as appropriate to explain the facts supporting the representation that the acquisition of CCSA was at arm's length.

23.   The disclosure about the Qualifying Transaction appears to omit transactions that are disclosed under transactions with related parties on page 67. Please revise.

24.   We note the disclosed results of your various exploration programs within this section. Please provide additional details about the nature of your business including whether you intend to develop or sell your various properties and whether additional financing will be required prior to such development. Please also describe how and when you intend to make the determination to develop or sell your properties. To this extent, we also note your risk factor on page 11 which states that you may seek to grow by acquiring other companies as part of your business strategy. Please provide a description of your business strategy and ensure that your description is consistent with the remainder of your document. See Item 4.B.1 of Form 20-F.

25.   We note you disclose resources at different cutoff grades in this section. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and metallurgical recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates an economic cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

26.   We note your disclosure of a gold equivalent grade with your resource tabulation and elsewhere in your filing. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used to prepare this estimated economic value. This may include your assumed operating costs, metal prices, and metallurgical recoveries.

27.   Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Properties, page 25

28.   Please disclose the following information for each of your material properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

        Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

29.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The details as to modernization and physical condition of the facilities, plant, and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

History, page 28

30. We note your statement regarding sample analysis ranges (1 to 3 g/t Au and 5 to 21 g/t Ag) in this section and elsewhere in your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

> Please revise your disclosures to comply with this guidance. Please note the TSX
> Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of
> these items.

Operating and Financial Review and Prospects, page 40

31.   Please provide the information required by Items 5.C and 5.D of Form 20-F or explain
        why such information is not required.

Capital Resources and Liquidity as at March 31, 2012, page 44

32.   We note the reference within this section to your burn rate. Please revise this section to
        discuss the rate at which you anticipate using your available cash in the upcoming
        periods. See Item 5.B.3 of Form 20-F.

Credit Risk, page 47

33.   We note your discussion of the value added tax - "VAT" - payable to the Argentine
        government on all expenses in Argentina, specifically that payment of this tax creates a
        "VAT receivable on the Company's books owed to it by the government of
        Argentina." Please explain how a tax paid to the Argentine government results in a
        receivable on the Company's books owed by Argentina.

Directors and Senior Management and Employees, page 47

34.   Please provide the information required by Item 6.C of Form 20-F or tell us why such
        information is not required.

Experts, page 51

35.   We note your disclosure on page 19 which mentions UAKO as an expert as well as your
        disclosure on page 51 which refers to James Ebisch. Please tell us why UAKO is not
        listed as an expert on page 51 or revise for consistency.

36.   Please expand your disclosure within this section to describe the scope of the report
        authored by Mr. Ebisch.

Summary Compensation Table, page 53

37.   We note there is a "footnote (4)" following Danilo Silva's name in the Summary
        Compensation Table, yet no corresponding footnote (4) in the "Notes" following the
        Table. Please revise or advise.

Critical Accounting Policies and Estimates, page 57

Measurement Uncertainty, page 58

38.   Please remove the reference here to "Canadian generally accepted accounting principles" as your financial statements are presented in accordance with IFRS.

Principal and Selling Shareholders, page 65

39.   Please revise to clarify the amount and percentage of the securities for each particular type of securities beneficially held by the selling shareholders before and immediately after the offering. See Item 9.D.2 of Form 20-F.

Transition to International Financial Reporting Standards, page 62 and 18. Transition to IFRS, page 101

40.   We note your disclosure that you prepared the opening statement of financial position by applying existing IFRS at December 31, 2011. Please reconcile your disclosure with the requirements of paragraphs 7 and 8 of IFRS 1, which requires compliance with each IFRS effective at the end of the first IFRS reporting period, and provide us with a discussion of the implication to your financial statements and revise your disclosures as appropriate.

Major Shareholders and Related Party Transactions, page 65

41.   Please provide the information required by Item 7.A.2 of Form 20-F or advise.

42.   Please expand the table to provide shareholder information post spin-off.

Transactions with Related Parties – year ended December 31, 2011, page 66

43.   Please update this section for transactions following year-end through the date of the document. See Item 7. B. of Form 20-F.

Consolidated Financial Statements for Years ended December 31, 2011 and 2010

General

44.   Please note the updating requirements of Item 8A of Form 20-F and provide a currently dated consent from your independent accountant for amendments over 30 days.

Notes to Consolidated Financial Statements

45.   We note you present expenses by function on the face of the income statement. Please revise to disclose additional information on the nature of the expenses as required by paragraphs 104 – 105 of IAS 1.

Consolidated Financial Statements for periods ended March 31, 2012 and 2011

General

46.   Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

Shares Eligible for Future Sale, page 124

47.   We note your statement that all 50,000,000 common shares offered for sale by this prospectus will be freely tradable without restriction in the United States under the Securities Act of 1933 unless purchased by our affiliates. Since it appears that Tim Hunt, your executive chairman and director, is the controlling shareholder of HuntMountain Resources Ltd., and therefore will receive the majority of the shares registered in this transaction, please provide us with an analysis addressing whether the shares received by Mr. Hunt will be freely tradable. See Question 11 of Staff Legal Bulletin No. 4 available at http://www.sec.gov/interps/legal/slbcf4.txt. Please revise your disclosure within this section, as needed.

Part II – Information not Required in Prospectus

Recent Sales of Unregistered Securities, page 127

48.   Please revise this section for consistency with your disclosure on pages 15 and 19 which describe several additional private placements of your securities including the issuance of an option to Wolverton Securities Ltd. as well as the securities issued in your qualifying transaction.

Exhibits

49.   Please file the CCSA acquisition agreement as an exhibit or explain to us why this agreement is not required to be filed.

50.   Please file the La Josefina/Formicruz agreement referenced on page 25 as an exhibit to your registration statement pursuant to Item 601(b)(10).

51.   The disclosure beginning on page 30 lists El Overo, El Alazon, El Tordillo, El Gateado, and Bajo Pobre as "key properties." Please file the agreements related to these properties as exhibits or explain why they are not required to be filed as exhibits.

52.   Please refile exhibits 3.1 and 3.2 in proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

53.   Please file the stock option plan referenced on page 54 as an exhibit.

54.   Please file the letter obtained from your former auditor, which is currently filed as correspondence, as Exhibit 16 to this Form F-1.

Legality Opinion

55.   We note that counsel has opined upon 73,197,565 shares to be registered in connection with your distribution. However, your registration statement only registers 50,000,000 shares. Please have counsel revise the opinion for consistency with the number of shares being registered in the registration statement.

56.   We note that counsel has relied upon written or oral statements of officers and other representatives of the company in forming its opinion. Please advise us of the information that is being relied upon in the formation of counsel's opinion and have counsel provide support for this reliance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director